EXHIBIT 1

                            ATTENTION ALL HOLDERS OF
                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
              7-1/2% REGISTERED SUBORDINATED CAPITAL NOTES DUE 1998
                                CUSIP 456056AB6*


This is to inform you that the extension of the maturity date for Industrial Development Bank of Israel Limited 7-1/2% Registered Subordinated Capital Notes due 1998 will expire on June 30, 2006.

In order to redeem your Note(s), the Industrial Development Bank of Israel Limited requires that you send a written demand for payment of your Note(s) and a W-9 form not less than 30 days prior to the maturity of the Note(s). Please be advised that the terms of this Note provide that the maturity date is automatically extended for an additional 18 months for Notes that are not presented for redemption as specified herein prior to May 31, 2006. If you want to receive full value of the Note(s), you should present the original Note(s), your written demand for payment of your Note(s) and W-9 form to JPMorgan Chase Bank, N.A. between May 1, 2006 and May 31, 2006.


       BY MAIL                                     BY COURIER
       -------                                     ----------
JPMorgan Chase Bank, N.A.                     JPMorgan Chase Bank, N.A.
Institutional Trust Services                  Institutional Trust Services
P.O. Box 2320                                 2001 Bryan Street - 9th Floor
Dallas, Texas 75221-2320                      Dallas, Texas 75201

If you have any questions, please contact JPMorgan Chase Bank, N.A, at 800-275-2048.

--------------------------------------------------------------------------------
*This CUSIP number has been assigned to this issue by an organization not affiliated with the Trustee and is included solely for the convenience of the Note holders. Neither the Company nor the Trustee shall be responsible for the selection use of this CUSIP number, nor is any representation made as to its correctness on the Notes or as indicated in any notice.